UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 19, 2016

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 19, 2016, Yandex N.V., a public company with limited liability (Naamloze Vennootschap), organised and existing under the laws of the Netherlands (the “Company”), entered into a Framework Agreement (the “Agreement”) with Krasnaya Roza 1875 Limited, a Cypriot company (the “Subscriber”), for the acquisition of certain buildings in the Krasnaya Roza (“Red Rose”) office complex in central Moscow, in which the Russian headquarters of the Yandex group are located.

The portion of the Red Rose office complex that is the subject of the transaction consists of approximately 80,000 square meters of office space across seven buildings, approximately 65% of which is currently occupied by the Yandex group. The Yandex group intends to continue to lease a portion of the space to third-party tenants in the medium-term while securing access to additional space for long-term growth.

CJSC “Krasnaya Roza 1875”, a joint stock company organised under the laws of the Russian Federation and a wholly owned subsidiary of the Subscriber (“KR 1875”), is the current owner of the Red Rose office complex. Prior to the closing of the transaction, KR 1875 will be reorganised in order to spin off and create a newly formed joint stock company (“NewCo”) that will hold title to the portion of the Red Rose office complex that is the subject of the transaction.

The entire existing indebtedness of KR 1875 under a non-revolving credit line facility with PJSC “Sberbank of Russia” (“Sberbank”) in an amount of approximately USD 490 million will also be transferred to NewCo prior to closing.

With effect from 24 March 2016, certain deposits made by the Yandex group under its existing lease agreements held by KR 1875 will be set off against the rent payable by the Yandex group.

Pursuant to the Agreement, the Company has agreed to issue to the Subscriber 12,900,000 new Class A ordinary shares of the Company (the “Shares”) in exchange for all of the issued and outstanding shares in NewCo. If the amount of financial indebtedness of NewCo differs from a target level of USD 490 million or the net asset value of NewCo (subject to certain adjustments as provided in the Agreement) differs from zero, an adjustment will be due in cash from the Subscriber or the Company, as the case may be. If the total financial indebtedness of NewCo under the Sberbank facility exceeds USD 490 million, Yandex is not required to complete the transaction.

The Subscriber has agreed to a lock-up of the Shares for a period of 90 days from the date of the closing of the transaction, subject to limited exceptions. The Company will receive a first ranking pledge over 1,500,000 of the Shares to secure certain warranty and indemnity obligations of the Subscriber under the Agreement. The Agreement provides the Subscriber with certain “piggy-back” registration rights.

The Company is entitled to terminate the Agreement at any time prior to closing, subject to reimbursing to the Subscriber a proportion of certain costs incurred by the Subscriber in relation to the separation of NewCo and its assets in preparation for closing. The Subscriber is entitled to terminate the Agreement prior to closing in the event of a material breach of the warranties given by the Company in the Agreement. Pursuant to the Agreement, the Subscriber is obligated to pay to the Company a USD 20 million termination fee if:

(i)                                     the Company terminates the Agreement where:

(a)                                 prior to the date 200 days from the date of the Agreement, certain closing conditions have not been fulfilled (other than as a result of a breach by the Company),

(b)                                 an event has occurred after the date of the Agreement that, were the Subscriber’s warranties to be repeated at such time, would render any of the warranties untrue or inaccurate and represent a loss exceeding USD 10 million,

(c)                                  a circumstance has occurred that, were closing to have occurred, would have been likely to lead to the Company having an indemnity claim in an amount exceeding USD 10 million, or

(d)                                 the Subscriber commits a material breach of certain provisions of the Agreement; and

(ii)                                  within six months of such termination the Subscriber sells a material part of the Red Rose office complex to be acquired by the Company, including by way of a sale of KR 1875 or NewCo, to a third party.

The warranty and indemnity obligations of the Subscriber under the Agreement are subject to customary thresholds, caps and time limitations.

The transaction is subject to customary closing conditions, including applicable regulatory approvals in Russia.  Subject to satisfaction of such conditions, the parties anticipate that closing will occur in the second half of 2016.

Sberbank CIB, the investment banking division of Sberbank, is acting as financial advisor to the Company in connection with the acquisition. Sberbank is the current lender to the Red Rose office complex and is the holder of the Company’s priority share. Herman Gref, the CEO of Sberbank, is a member of the Board of Directors of the Company.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company, dated February 19, 2016, announcing the proposed Red Rose acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: February 19, 2016	By:	/S/ GREG ABOVSKY
Greg Abovsky
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
99.1	Press release of the Company, dated February 19, 2016, announcing the proposed Red Rose acquisition.